                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2007
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on November 29, 2007.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated: November 29, 2007

                                          By: /s/ Yaron Levy
                                          ------------------
                                          Yaron Levy
                                          Chief Financial Officer
News

      G. WILLI-FOOD REPORTS 21% INCREASE IN REVENUES FOR THIRD QUARTER 2007

YAVNE, ISRAEL - NOVEMBER 29, 2007 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (THE "COMPANY" OR "WILLI FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced its unaudited financial results for the quarter and nine months ended September 30, 2007.

Third quarter 2007 results include consolidated results of Gold Frost Ltd., a designer, developer and distributor of branded kosher dairy food products, Laish
Israeli, a U.S. importer and distributor of kosher food products acquired by the
Company and the Company's global kosher trade and export joint venture with the
Baron family.

The Company's revenues for the third quarter of 2007 increased 21% to NIS 59.7 million (US$14.9 million) compared to revenues of NIS 49.4 million (US$12.3 million) in the third quarter of 2006. Gross profits declined 13% to NIS 11.8 million (US$2.9 million) compared to gross profits of NIS 13.5 million (US$3.4 million) in the third quarter of 2006. Third quarter gross margin declined to
20% compared to gross margin of 27% in the same period a year ago.

Mr. Zwi Williger, President and COO of Willi-Food commented, "Third quarter results are in line with our expectations for the period. In this period, nearly all of our shortfalls can be attributed to gross margin decline in our dairy business. As previously stated, Willi Food and the global dairy industry continues to experience cost pressures due to weather related problems, reduced milk production, cessation of EU dairy export subsidies at the same time that consumption and demand for dairy has increased in growing emerging markets.
These factors have negatively impacted Willi Food's near term sales and gross margins on cheeses and other products."

Mr. Williger continued, "While we believe that this trend shall continue through the remainder of the year, we anticipate that the cost of raw food materials will stabilize by mid-2008. In the interim, we are successfully leveraging our infrastructure, hedging our strategic direction through smart acquisitions and setting the stage for growth in 2008."

Third quarter operating income decreased to NIS 1.2 million (US$0.3 million)
compared to operating income of NIS 5.4 million (US$1.4 million) in the third quarter of 2006. Third quarter 2007 income before taxes decreased to NIS 462 thousand (US$0.1 million) compared to income before taxes of NIS 6.1 million
(US$1.5 million) recorded in the third quarter of 2006. Income after taxes and before minority interest was NIS 820 thousand (US$0.2 thousand) compared to income after taxes and before minority interest of NIS 4.5 million (US$1.1 million) recorded in the third quarter of 2006. Net income for third quarter was
NIS 595 thousand (US$0.1 thousand), or NIS 0.06 (US$0.01) per share compared to net income of NIS 3.8 million (US$1.0 million), or NIS 0.44 (US$0.10) per share, recorded in the third quarter of 2006.

Mr. Williger continued, "During the past two months, Willi-Food announced acquisitions in Russia, Denmark, and in Israel. These acquisitions, in addition to Laish Israeli and the Baron Family joint export venture form the foundation for Willi Food's international expansion. In 2008, we expect to further penetrate the worldwide market for our innovative and exciting product lines."

NINE-MONTH RESULTS

Revenues for the nine months ended September 30, 2007 increased 27% to NIS 186.9 million (US$46.6 million) compared to revenues of NIS 147.2 million (US$36.7 million) in the first nine months of 2006. Gross profits for the period increased 17% to NIS 46.0 million (US$11.5 million) compared to gross profits of
NIS 39.4 million (US$9.8 million) in the first nine months of last year.
Nine-month gross margins declined to 25% compared to gross margins of 27% in the same period in 2006.

Operating income for the first nine months of 2007 was NIS 14.0 million (US$3.5 million) compared to operating income of NIS 13.7 million (US$3.4 million)
reported in the comparable period of last year. First nine-month 2007 income before taxes was NIS 15.6 million (US$3.9 million) compared to income before taxes of NIS 34.8 million (US$8.7 million) recorded in the first nine months of
2006. Income after taxes and before minority interest for the nine-month period was NIS 12.4 million (US$3.1 million) compared to income after taxes and before minority interest of NIS 30.6 million (US$7.6 million) for the nine months of
2006. Net income for the nine months of 2007 was NIS 10.0 million (US$2.5 million), or NIS 0.97 (US$0.24) per share compared to net income of NIS 29.1 million (US$7.3 million), or NIS 3.38 (US$0.84) per share, recorded in the nine months of 2006.

Mr. Williger concluded, "In this period, we successfully expanded our global footprint while broadening the breadth of our product lines by entering into new verticals. We now have the infrastructure, products and growing customer base for which to cross-market both kosher and healthy lifestyle products on a scale greater than ever before in the Company's history."

The Company will host a conference call to discuss results on November 29, at
12:00 PM ET. Interested parties may participate in the conference call by dialing (877) 407-8031 (US), or (201) 689-8031 (International) 5-10 minutes prior to the start of the call. A replay of the conference call will be available from 3:00 PM ET on November 29 through 12:00 PM ET on December 28, by dialing (877) 660-6853 (US), or (201) 612-7415 (International), and entering replay account 286 and then replay ID# 263963. A live and archived webcast of the conference call will be available by following this link:

http://investor.shareholder.com/media/eventdetail.cfm?mediaid=28712&c=WILC&media key=4C6DE934559320249F9B37CF3B0A8D9F&e=0

and alternatively on the Willi-Food website at http://www.willi-food.co.il.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,700 customers. Willi Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
The Company's Gold Frost Ltd. subsidiary develops and distributes kosher chilled and frozen dairy food products internationally, while its Laish Israeli subsidiary and joint venture with the Baron Family engage in the global import, export and distribution of kosher products worldwide. For more information, please visit the Company's website at http://www.willi-food.co.il.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED REVENUES, OPERATING
RESULTS, AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN
RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS
OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY
FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED IN THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS
INCLUDE BUT ARE NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES,
INCLUDING THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR
CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASING LEVELS OF
COMPETITION IN ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN
ECONOMIC CONDITIONS IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN
THE COMPANY'S CORE MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF
OUR PRODUCTS AND RISKS ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT
GUARANTEE FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE
MATTERS DISCUSSED IN THIS PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES
SUMMARIZED UNDER THE HEADING "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON
FORM 20-F, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE FACTORS ARE
UPDATED FROM TIME TO TIME THROUGH THE FILING OF REPORTS AND REGISTRATION
STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. WE DO NOT ASSUME ANY
OBLIGATION TO UPDATE THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS
RELEASE.

NOTE: CONVENIENCE TRANSLATION TO DOLLARS

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on September 30, 2007: U.S. $1.00 equals
NIS 4.013. The translation was made solely for the convenience of the reader.

CONTACT:
G. WILLI FOOD INTERNATIONAL LTD.
Yaron Levy, CFO
+972 (8) 932-1000
yaron@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                    SEPTEMBER 30,  DECEMBER 31,  SEPTEMBER 30,   DECEMBER 31,
                                                      --------       --------      --------       --------
                                                      2 0 0 7        2 0 0 6      2 0 0 7 (*)    2 0 0 6 (*)
                                                      --------       --------      --------       --------
                                                                NIS                      US DOLLARS
                                                      -----------------------      -----------------------
                                                                   I N   T H O U S A N D S
                                                      ----------------------------------------------------

      ASSETS
CURRENT ASSETS
   Cash and cash equivalents                            55,679         91,398        13,875         22,775
   Marketable securities                                37,634         13,945         9,378          3,475
   Trade receivables                                    67,466         48,163        16,811         12,002
   Other receivables and prepaid expenses                6,732          4,499         1,678          1,121
   Inventories                                          25,846         19,101         6,440          4,760
                                                      --------       --------      --------       --------
   TOTAL CURRENT ASSETS                                193,357        177,106        48,182         44,133
                                                      --------       --------      --------       --------

FIXED ASSETS
   Cost                                                 54,428         49,213        13,563         12,263
   Less: accumulated depreciation and
   amortization                                          7,934          6,442         1,977          1,605
                                                      --------       --------      --------       --------
                                                        46,494         42,771        11,586         10,658
                                                      --------       --------      --------       --------

OTHER ASSETS, NET                                        3,224             94           803             23
                                                      ========       ========      ========       ========
                                                       243,075        219,971        60,571         54,814
                                                      ========       ========      ========       ========

        LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Short-term loan                                     6,582              -         1,640              -
     Trade payables                                     30,284         20,137         7,546          5,018
     Related parties                                     3,982          5,677           992          1,415
     Other payables and accrued expenses                 3,533          6,969           880          1,736
                                                      --------       --------      --------       --------
   TOTAL CURRENT LIABILITIES                            44,381         32,783        11,058          8,169
                                                      --------       --------      --------       --------

              LONG TERM LIABILITIES
      Accrued severance pay                                423            347           106             86
                                                      --------       --------      --------       --------

WARRANTS TO ISSUE SHARES OF SUBSIDIARY                       -            348             -             87
                                                      --------       --------      --------       --------

MINORITY INTEREST                                       17,068         14,754         4,253          3,676
                                                      --------       --------      --------       --------

SHAREHOLDERS' EQUITY
   Ordinary shares NIS 0.10 par value
     (authorized - 50,000,000 shares, issued and
     outstanding - 10,267,893 shares)                    1,113          1,113           277            277
   Additional paid-in capital                           61,350         61,350        15,288         15,288
   Foreign currency translation reserve                   (533)             -          (133)             -
   Retained earnings                                   119,273        109,276        29,722         27,231
                                                      --------       --------      --------       --------
                                                       181,203        171,739        45,154         42,796
                                                      ========       ========      ========       ========
                                                       243,075        219,971        60,571         54,814
                                                      ========       ========      ========       ========

(*)  Convenience translation into U.S. dollars.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                      NINE MONTHS                        THREE MONTHS                       NINE MONTHS
                              ----------------------------      -----------------------------      ----------------------------
                                                    ENDED SEPTEMBER 30,                                  ENDED SEPTEMBER 30,
                              ---------------------------------------------------------------      ----------------------------
                                2 0 0 7          2 0 0 6          2 0 0 7           2 0 0 6        2 0 0 7 (*)       2 0 0 6 (*)
                              -----------      -----------      -----------       -----------      -----------      -----------
                                                           NIS                                              US DOLLARS
                              ---------------------------------------------------------------      ----------------------------
                                                   I N   T H O U S A N D S (EXCEPT PER SHARE AND SHARE DATA)
                              -------------------------------------------------------------------------------------------------

  Sales                           186,913          147,187           59,697            49,442           46,576           36,678
  Cost of sales                   140,942          107,810           47,946            35,900           35,121           26,865
                              -----------      -----------      -----------       -----------      -----------      -----------

     GROSS PROFIT                  45,971           39,377           11,751            13,542           11,455            9,813
                              -----------      -----------      -----------       -----------      -----------      -----------

 Selling expenses                  21,242           14,877            7,312             5,011            5,293            3,707
 General and
   administrative
   expenses                        10,715           10,810            3,192             3,101            2,670            2,694
                              -----------      -----------      -----------       -----------      -----------      -----------

     Total operating
   expenses                        31,957           25,687           10,504             8,112            7,963            6,401
                              -----------      -----------      -----------       -----------      -----------      -----------

     OPERATING INCOME              14,014           13,690            1,247             5,430            3,492            3,412

 Financial income
   (expenses), net                  1,569            2,042             (785)              662              391              509

 Other income                           9           19,113                -                 -                2            4,762
                              -----------      -----------      -----------       -----------      -----------      -----------

 Income before taxes on
   income                          15,592           34,845              462             6,092            3,885            8,683

 Taxes on income                    3,171            4,247             (358)            1,560              790            1,058
                              -----------      -----------      -----------       -----------      -----------      -----------

 Income after taxes on
   income                          12,421           30,598              820             4,532            3,095            7,625

 Minority interest                  2,424            1,453              225               718              604              362
                              -----------      -----------      -----------       -----------      -----------      -----------

      NET INCOME                    9,997           29,145              595             3,814            2,491            7,263
                              ===========      ===========      ===========       ===========      ===========      ===========

Earnings per share data:

Earnings  per share:

   Basic                             0.97             3.38             0.06              0.44             0.24             0.84
                              ===========      ===========      ===========       ===========      ===========      ===========

   Diluted                           0.97             3.34             0.06              0.44             0.24             0.83
                              ===========      ===========      ===========       ===========      ===========      ===========

Shares used in computing
  basic and diluted
  earnings per ordinary
  share:                       10,267,893        8,615,000       10,267,893         8,615,000       10,267,893        8,615,000
                              ===========      ===========      ===========       ===========      ===========      ===========

(*)  Convenience translation into U.S. dollars.